

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 13, 2009

Via U.S. Mail and Facsimile @ (585) 383-3428

Mr. Jonathan J. Judge
President and Chief Executive Officer
Paychex, Inc.
911 Panorama Trail South
Rochester, New York 14625-2396

Re: Paychex, Inc.
Form 10-K for the year ended May 31, 2008
Definitive Proxy Statement on Schedule 14A filed August 29, 2008
File No. 000-11330

Dear Mr. Judge:

        We have reviewed your February 9, 2009 letter and have the following comment. We welcome any questions you may have about our comment. Feel free to call us at the telephone numbers listed at the end of this letter.

Definite Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 15
Elements of Compensation, page 16

        Annual Officer Performance Incentive Program, page 17

1. We note in your response to comment 4 of our January 28, 2009 letter that the individual specific goals are not material in determining the amount of the qualitative component of the award. Please describe in greater detail why you believe that these goals are not material. We also note your assertion that disclosure of specific individual goals could cause competitive harm. Please provide us your analysis that demonstrates that this disclosure could cause competitive harm based on your particular facts and circumstances and explain how this would affect you differently that other companies who disclose targets. Note that under the Item 402(b)(1)(v) Regulation S-K disclosure requirements, a filer must disclose how it determined the amount and formula for each element of compensation. Your response that disclosing target information could cause competitive harm could apply to many registrants. Alternatively, in future filings, please disclose the targets of the qualitative component of the annual incentive compensation.

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. If you have any questions regarding these comments, please direct them to Era Anagnosti, Staff Attorney, at (202) 551-3369, or to Brigitte Lippmann, Senior Staff Attorney, at (202) 551-3713.

Sincerely,

Pamela A. Long
Assistant Director